Mail Stop 4561

September 5, 2007

VIA USMAIL and FAX (954) 252 - 3442

Mr. Stewart Wallach
Chief Executive Officer
CHDT Corporation
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, Florida 33442

> **Re: CHDT Corporation**
> **Form 10-KSB for the year ended 12/31/2006**
> **Filed on 4/17/2007**
> **File No. 000-28831**

Dear Mr. Stewart Wallach:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Item 8A: Controls and Procedures

1.   We note that you performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures.   However, it is not clear whether you determined them to be effective or ineffective.   Pursuant to Item 307 of Regulation S-B as amended by Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosures in Exchange Act Periodic Reports, effective August 14, 2003, you must conclude whether your disclosure controls and procedures are effective or ineffective.   Tell us how you complied with such requirements or advise us.   In addition, please correct the reference to a quarterly report on your Form 10-KSB.

2.   As disclosed in Note 14, you have restated previously issued financial statements. As a result, please revise your disclosures to describe the effect of the restatement on your officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures.   See Item 307 of Regulation S-B.   If your officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for your officers' conclusions.

Financial Statements and Notes

Report Of Independent Registered Public Accountants, page F-1

3.   We note your auditors make reference to the audit of Capstone Industries, Inc. by other auditors.   Paragraph 7 of AU Section 543 of the AICPA Codification of Auditing Standards states that when your principle auditor decides to make reference to the audit of another auditor, the opinion paragraph of his report should indicate clearly the division of responsibility between that portion of the financial statements covered by his own audit and that covered by the audit of the other auditor.   Please clarify or revise accordingly.

4.   Further to our comment above, since your auditors are relying on the work of another auditor, who has furnished their report to you, the audit report of the other auditor should also be presented in your filing in accordance to Rule 2-05 of Regulation S-X.   Reference is made to Item 310 of Regulation S-B, which states that your audit report and the qualifications of your independent accountant shall comply with the requirements of Article 2 of Regulation S-X.

Note 9 – Business Acquisitions and Disposals

Capstone Industries, pages F-26 – F-27

5.   We note that you acquired Capstone to expand your customer base. Tell us what consideration was given to allocating a portion of the purchase price to other identifiable intangible assets apart from goodwill such as customer lists and customer relationships. Reference is made to paragraph 39 of SFAS 141 and EITF 02-17.

Note 14 – Restatement Of Previously Issued Financial Statements, page F-29

6.   We note you have restated you previously issued financial statements for the correction of an error. Paragraph 26(a) of SFAS 154 requires you to disclose the effect of the correction on each financial statement line item affected for each prior period presented. Please clarify or revise accordingly.

7.   Given the fact that you have restated your previously issued financial statements, please file your required Item 4.02 8-K. The 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, and a statement of how and when you reflected the restatement.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant